Exhibit 28(d)(l)

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT is dated as of March 21, 2013, by and between SUNAMERICA ASSET MANAGEMENT CORP., (formerly known as AIG SunAmerica Asset Management Corp.), a Delaware corporation (the “Adviser”), and PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, a Delaware limited liability company (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated May 1, 2008, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the Board of Trustees, including a majority of trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has approved this Amendment to the Subadvisory Agreement with respect to the VCP Total Return Balanced Portfolio (the “Portfolio”), which was further approved by the sole shareholder of the Portfolio in the manner provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1. Schedule A to the Subadvisory Agreement is hereby amended to reflect the addition of the Portfolio. Schedule A is also attached hereto.

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
VCP Total Return Balanced Portfolio	0.36% on first $750 million 0.35% on next $750 million 0.32% thereafter

Subadviser shall manage the Portfolio assets and shall be compensated as noted above.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ PETER A. HARBECK
Name: Peter A. Harbeck
Title: President & CEO

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ SUHAIL DADA
Name: Suhail Dada
Title: Managing Director

Schedule A

Effective May 1, 2013

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
Total Return Bond Portfolio	0.25%
VCP Total Return Balanced Portfolio	0.36% on first $750 million 0.35% on next $750 million 0.32% thereafter

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